

April 14, 2022

Wayde McMillan
Chief Financial Officer
INSULET CORPORATION
100 Nagog Park
Acton, Massachusetts 01720

       **Re: INSULET CORPORATION**
          **Form 10-K for the Fiscal Year Ended December 31, 2021**
          **Filed February 24, 2022**
          **File No. 001-33462**

Dear Mr. McMillan:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements, page 44

1.     In future filings, please revise to separately disclose the amount of related party transactions on the face of the consolidated balance sheet and statement of income. Refer to Rule 4-08(k) of Regulation S-X.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeanne Bennett at 202-551-3606 or Kristin Lochhead, Senior Staff Accountant, at 202-551-3664 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences